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NS Transaction in Own Shares

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 07:00:02 13 May 2026

RNS Number : 8159D
Unilever PLC
13 May 2026

TRANSACTIONS IN OWN SECURITIES

13 May 2026

Unilever PLC (the "**Company**") announces that, during the period between 5 May 2026 and 5 May 2026, it has purchased the following number of its ordinary shares on the London Stock Exchange and other exchanges from Morgan Stanley & Co. International PLC ("**the Broker**"). The repurchased shares will be held in treasury.

Date of purchase	Trading Venue	Number of ordinary shares purchased	Lowest price paid per share	Highest price paid per share	Volume weighted average price paid per share
05/05/2026	XLON	1,013,409	4,241.00	4,341.50	4,293.12
05/05/2026	BATE	760,108	4,243.50	4,340.50	4,274.56
05/05/2026	CHIX	251,464	4,252.50	4,341.50	4,295.88
05/05/2026	TRQX	83,088	4,243.50	4,341.50	4,287.87
05/05/2026	AQXE	124,735	4,243.50	4,340.50	4,279.01

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued to the Broker by the Company on 30 April 2026, as announced on that date.

Following the purchases of these shares, Unilever holds 5,531,265 of its ordinary shares in treasury and has 2,179,673,982 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	Volume weighted average price	Aggregated volume
LSE	4,293.12	1,013,409
BATS	4,274.56	760,108
Chi-X	4,295.88	251,464
Turquoise	4,287.87	83,088
Aquis	4,279.01	124,735

A full breakdown of the individual trades can be found here http://www.rns-pdf.londonstockexchange.com/rns/8159D_1-2026-5-11.pdf

Media Enquiries:
Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

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